UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
____________________

PARAMETRIC SOUND CORPORATION
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

699172102
(CUSIP Number)

James A. Barnes
1941 Ramrod Avenue, #100
Henderson, Nevada 89014
888-477-2150
_____________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2011 (See Item 3)
 (Date of Event which Requires Filing of This Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 699172102

SCHEDULE 13D

CUSIP No. 699172102
1.	NAMES OF REPORTING PERSON James A. Barnes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	309,250 shares (see Item 5)
	8. SHARED VOTING POWER	1,538,836 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	309,250 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	1,538,836 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,086 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	8.4%
14.	IN

CUSIP # 699172102

SCHEDULE 13D

CUSIP No. 699172102
1.	NAMES OF REPORTING PERSON Takako Barnes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	2,750 shares (see Item 5)
	8. SHARED VOTING POWER	1,538,836 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	2,750 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	1,538,836 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,541,586 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	7.1%
14.	IN

CUSIP # 699172102

Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 2, amends certain following Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2011, amended by Amendment No. 1 on July 6, 2011. This Amendment No. 2 relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Parametric Sound Corporation, a Nevada corporation (the “Issuer”) beneficially owned by James A. Barnes and Takako Barnes (the “Reporting Persons”), and is being filed to report the exercise of warrants and options and the acquisition of additional shares of Common Stock by the Reporting Persons (which were either (i) acquired on the open market or directly from the Issuer on December 29, 2011 for the assignment of technology or (ii) vested as compensation in Mr. Barnes’ capacity as an officer of the Issuer) since the filing of the Amendment No. 1 to Schedule 13D filed on July 6, 2011.

As a result of the herein reported transactions on December 29, 2011, Takako Barnes, spouse of Mr. Barnes, now exceeds 5% beneficial ownership and hereby is a Reporting Person for this joint filing.

Item 2.	Identity and Background

Item 2 is amended and restated in its entirety as follows:

(a)	This Schedule 13D is being filed jointly on behalf of Reporting Persons - James A. Barnes, an individual and Takako Barnes, an individual.
(b)	The address of each Reporting Person for this filing is: 1941 Ramrod Avenue, Suite #100, Henderson, Nevada 89014
(c)	James A. Barnes is Chief Financial Officer, Secretary and Treasurer of Parametric Sound Corporation (address above). Takako Barnes is the spouse of Mr. Barnes and is a housewife.
(d)	None of the Reporting Persons was, during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	James A. Barnes is a citizen of the United States and Takako Barnes is a citizen of Japan.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented by adding the following:

Mr. Barnes is the sole manager of Syzygy Licensing, LLC (“Syzygy”), a trustee of Palermo Trust (a family trust), a trustee of Sunrise Management, Inc. Profit Sharing Plan (“SMI”) and President and Director of Sunrise Capital, Inc. (“SCI”). Takako Barnes is a trustee of Palermo Trust (a family trust), a trustee of SMI and Secretary and Director of SCI.

On September 30, 2011 SMI exercised 100,000 previously outstanding warrants at $0.75 per share for cash of $75,000 and was issued 100,000 common shares by the Issuer. The funds used were investment funds of SMI.

CUSIP # 699172102

On December 29, 2011 Syzygy assigned technology to the Issuer in exchange for 1,500,000 common shares of the Issuer and $250,000 payable on before June 30, 2012 as reported by the Issuer on Form 8-K dated January 3, 2012. The Palermo Trust owns 35% of Syzygy and disclaims beneficial ownership to any securities beyond its 35% pecuniary interest. The Palermo Trust pecuniary interest in the 1,500,000 shares so acquired in exchange is 525,000 shares.

On October 8, 2010 Mr. Barnes was granted a stock option exercisable for an aggregate of 650,000 shares of Common Stock of the Issuer exercisable at an exercise price of $0.30 per share with an expiration date of October 8, 2015, subject to earlier expiration in accordance with the terms of the grant. These options vest and become exercisable at the rate of 12.5% per calendar quarter with the first tranche vested on December 31, 2010. On December 29, 2011 Mr. Barnes exercised options on 100,000 shares that had vested by paying $30,000 of cash to the Issuer. The shares were issued to the Palermo Trust and the funds used were investment funds of the trust. As of the date of this filing 306,250 options were beneficially owned being the options vested and vesting within 60 days hereof. Mr. Barnes ownership may increase as a result of future vesting of the balance of options on 243,750 shares of Common Stock.

On September 12, 2011 SCI purchased 2,008 shares in the open market at $0.80 per share, 1,000 shares in the open market at $0.79 per share and 3,992 shares in the open market at $0.80 per share. On September 15, 2011 SMI purchased 500 shares in the open market at $0.60 per share. On September 16, 2011 SMI purchased 2,823 shares in the open market at $0.65 per share and 1,677 shares in the open market at $0.67 per share. The funds used were investment funds of the respective entities.

Item 4.	Purpose of Transaction

The information in Item 4 is amended to apply to each of the Reported Persons as of the date hereof.

CUSIP # 699172102

Item 5.	Interest in Securities of the Issuer

Item 5 is restated and amended in its entirety as follows:

Pursuant to the Issuer’s Preliminary Proxy filed on December 30, 2011 an aggregate of 21,492,027 shares of Common Stock was used as issued and outstanding for computing ownership percentages herein.

	James A. Barnes	Takako Barnes
(a) Beneficial ownership
Common Shares	1,441,836	1,441,586
Warrants Exercisable within 60 days	100,000	100,000
Stock Options Exercisable within 60 days	306,250	-
Total Beneficial Ownership	1,848,086	1,541,586
Percentage	8.4%	7.1%
(b) Voting and dispositive power
Sole Voting Power	309,250	315,000
Shared Voting Power	1,538,836	1,226,586
Sole Dispositive Power	309,250	315,000
Shared Dispositive Power	1,538,836	1,226,586

(c)	Except as set forth herein (see Item 3) the Reporting Persons have not effected any transactions in shares of Common Stock in the past 60 days.
(d)
Other than described herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 3 of this Schedule 13D, as so amended, is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit 99.1*	Joint Filing Agreement among the Reporting Persons, dated January 9, 2012.
Exhibit 99.2	Form of Stock Option Grant and Notice and Stock Option Agreement incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K dated October 1, 2010.
Exhibit 99.3	Form of Stock Purchase Warrant dated February 22, 2011 and incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K dated February 24, 2011.
Exhibit 99.4	Assignment Agreement between Syzygy Licensing, LLC and the Issuer dated December 29, 2011and incorporated by reference to Exhiibit 10.3 to the Issuer’s Form 8-K dated January 3, 2012.
_____________
* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2012	/s/ JAMES A. BARNES
James A. Barnes

/s/ TAKAKO BARNES
Takako Barnes